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                                                                   Exhibit 12.1

                            CALENERGY COMPANY, INC.

                       Ratio of Earnings to Fixed Charges

                      (Dollars in Thousands, Except Ratio)

                                           Six Months Ended
                                               June 30,                              Year Ended December 31,
                                      -----------------------    -------------------------------------------------------------
                                         1998          1997          1997(1)     1996         1995         1994          1993
                                      -----------   ---------       ------    ---------    ---------      -------       ------
Pre-tax income from
   continuing operations ............ $ 120,467     $ 124,682    $ 196,860    $ 140,404    $  97,051    $  55,836    $  61,258
Dividends on convertible preferred
   securities .......................   (17,981)       (7,154)     (23,158)      (4,691)        --           --           --
Loss on equity investment in
   unconsolidated subsidiary ........     --            3,957        5,972        5,221          362         --           --
Capitalized interest,
   net of amortization ..............   (25,850)      (21,150)     (40,956)     (37,476)     (31,160)      (9,196)      (6,174)
                                      ---------     ---------    ---------    ---------    ---------    ---------    ---------
                                         76,636       100,335      138,718      103,458       66,253       46,640       55,084
Fixed Charges:
    Interest expense and
      amortization of deferred
      finance charges on all
      indebtedness ..................   188,206       142,266      296,364      165,900      134,637       62,837       30,205
    Interest portion of lease
      rentals .......................       878         1,508        3,015           60           60          109          247
    Dividends on convertible
      preferred securities ..........    17,981         7,154       23,158        4,691         --           --           --
    Preferred stock dividends of
      subsidiaries, gross of tax ....     3,675         1,339        5,167         --           --           --           --
                                      ---------     ---------    ---------    ---------    ---------    ---------    ---------
    Total fixed charges .............   210,740       152,267      327,704      170,651      134,697       62,946       30,452
                                      ---------     ---------    ---------    ---------    ---------    ---------    ---------
Earnings before income
   and fixed charges ................ $ 287,376     $ 252,602    $ 466,422    $ 274,109    $ 200,950    $ 109,586    $  85,536
                                      ---------     ---------    ---------    ---------    ---------    ---------    ---------
Ratio of earnings to fixed charges ..     1.364         1.659        1.423        1.606        1.492        1.741        2.809
                                      ---------     ---------    ---------    ---------    ---------    ---------    ---------


(1) The ratio of earnings to fixed charges for the year ended December 31, 1997 was impacted by the $87 million non-recurring asset impairment charge related to the Company's assets in Indonesia. Without this charge, the ratio of earnings to fixed charges would have been 1.7.